Exhibit 2

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 2 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Alpha Structured Finance LP

Purchase of Common Stock	5,000	$2.3937(1)	05/30/2025

Ault Lending, LLC

Purchase of Common Stock	5,000	$3.0150	06/04/2025

(1)	The Shares were purchased by the Reporting Person in open market transactions on the transaction date, with a volume weighted average purchase price of $2.3937. The range of purchase prices on the transaction date was $2.3938 to $2.928 per share. The Reporting Person undertakes to provide, upon request by the SEC staff, the Issuer, or a security holder of the Issuer, full information regarding the number of Shares purchased at each price.